Wearable devices ltd.

2 Ha-Ta’asiya Street

Yokne’am Illit, 2069803 Israel

June 1, 2022

Via EDGAR

Patrick Faller

Mitchell Austin

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Wearable Devices Ltd. (the “Company,” “we,” “our” and similar terminology)

Amendment No. 6 to Registration Statement on Form F-1

Filed May 20, 2022

File No. 333-262838

Dear Sirs:

The purpose of this letter is to respond to the comment letter of May 27, 2022, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 6 to the registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently submitting Amendment No. 7 to Form F-1 (“Amendment No. 7”).

Page references in our responses are to Amendment No. 7.

Amendment No. 6 to Registration Statement on Form F-1 filed May 20, 2022

Cover Page

1.	Please revise your cover page to summarize the reset price and how and when the exercise price of each warrant may be adjusted. Where you describe the terms of the warrants in the registration statement, please disclose the purpose of providing warrant holders the exercise price adjustments, the participation right, and the grant of additional warrants upon a reduction in the exercise price.

Response: We have revised our disclosure throughout Amendment No. 7 in response to the Staff’s comment.

2.	We note your disclosure that in connection with a Subsequent Placement and an adjustment to the exercise price of your warrants, “each holder of at least [ ] Warrants shall receive two additional Warrants for each one Warrant held by such holder on the date of adjustment.” Section 3(f)(vi) of Exhibit 4.4 states that “[i]n the event any adjustment under this Section 3(e) results in a reduction of the Exercise Price, in aggregate, to 50% of the Initial Exercise Price, then in connection with such adjustment, each Qualified Holder shall receive two (2) additional Warrants for each one (1) Warrants held by such Qualified Holder on the date of adjustment.” As Section 3(e) of Exhibit 4.4 appears to relate to “fundamental transactions”, please reconcile your disclosure and the provision in the warrant agreement, or advise.

Response: We have re-filed an updated Exhibit 4.4 to clarify that “In the event any adjustment under this Section 3(f) results in a reduction of the Exercise Price, in aggregate, to 50% of the Initial Exercise Price, then in connection with such adjustment, each Qualified Holder shall receive two (2) additional Warrants for each one (1) Warrants held by such Qualified Holder on the date of adjustment.”

Patrick Faller and Mitchel Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

June 1, 2022

3.	Additionally, please disclose how many warrants a Qualified Holder must hold to receive the additional warrants on your cover page and in your prospectus. Please also provide a definition of Subsequent Placement and Qualified Holder in your prospectus together with any other terms necessary to understand the material components and revisions to your form of warrant. Disclose in your prospectus that Qualified Holders are entitled to a Participation Right and the material terms of this right.

Response: We have revised our disclosure on our cover page and on page 94 to clarify that a Qualified Holder is a holder of at least 80,646 Warrants (based on an assumed public offering price of $6.20 per unit, the midpoint of the price range of the units). We also re-filed an updated Exhibit 4.4 and Exhibit 4.7 to clarify that that a Qualified Holder is a holder of at least 80,646 Warrants (based on an assumed public offering price of $6.20 per unit, the midpoint of the price range of the units).

Additionally, we revised our disclosure on page 94 to describe a Participation Right of Qualified Holders.

Finally, we have revised our disclosure throughout Amendment No. 7 to define any other terms necessary to understand the material components and revisions to our form of warrant.

Consolidated Financial Statements

Subsequent Events, page F-18

4.	Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1.

Response: We respectfully advise the Staff that we evaluated subsequent events through April 6, 2022, as disclosed in note 2.r. on page F-11 of Amendment No. 7.

General

5.	We note you disclose the reset price of the Warrants will be the greater of 50% of the exercise price of the Warrants on the issuance date and the lowest volume weighted average price per Ordinary Share during a period after closing. In your prospectus, you disclose this price as “100% of the lowest volume weighted average price per Ordinary Share immediately preceding the 90th calendar day following the issuance date of the Warrant.” However, Exhibit 4.4 defines this as “100% of the lowest VWAP occurring during the ninety (90) calendar days following the Issuance Date.” Please advise or reconcile.

Response: We have revised our disclosure on page 5 to clarify that that the price is “100% of the lowest volume weighted average price per Ordinary Share occurring during the ninety (90) calendar days following the issuance date of the Warrant.”

6.	We note you have filed a Form of Additional Warrant as Exhibit 4.7, in addition to the Forms of Underwriter’s Warrant, Warrant, and Pre-Funded Warrant, which were previously filed. In your prospectus, please distinguish the Additional Warrants from your other forms of warrant by defining the term Additional Warrant where you use it.

Response: We revised our disclosure throughout Amendment No. 7 distinguish the Additional Warrants from your other forms of warrant.

7.	Please provide a revised legality opinion that covers the “additional warrants.”

Response: We have re-filed an updated Exhibit 5.2 to provide a revised legality opinion.

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Patrick Faller and Mitchel Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

June 1, 2022

If you have any questions or require additional information, please call our attorney Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Chief Executive Officer